Filed by: BANCA INTESA pursuant to Rule 425 under the Securities Act of 1933 Subject Company: SANPAOLO IMI Commission File Number: 001-14870

PRESS RELEASE

BANCA INTESA APPROVES THE MERGER PROJECT WITH SANPAOLO IMI

•       The new Group will be the undisputed leader in Italy with an average market share of approximately 20% in all banking business areas; the network of approximately 5,500 branches will be capillary and well distributed throughout the country with a market share exceeding 15% in most regions. Commercial effectiveness will be enhanced by the adoption of the “Banca Nazionale dei Territori” model, coupled with the integration of the networks of the Parent Companies, Banca Intesa and Sanpaolo IMI.

•       Exchange ratio of 3.115 Banca Intesa new ordinary shares for each Sanpaolo IMI ordinary and preferred share confirmed.

•       Pre-tax synergies estimated at approximately 1,550 million euro in 2009, of which 980 million (63%) from costs.

•       Pre-tax one-off integration costs estimated at approximately 1,550 million euro in the 2007-2009 period.

•       Main targets of the new Group, post-synergies and after the aforementioned sales:

•        net income for 2009 approximately 7 billion euro;

•        compound annual growth rate for net income 2005-2009 equal to approximately 14.9% (adjusted for the non-recurring items registered in 2005);

•        improvement in EPS for 2009 at approximately 16% following synergies;

•        operating margin for 2009 at approximately 13.4 billion euro with a compound annual growth rate 2005-2009 equal to 16.9%;

•        pay-out equal to at least 60% of net income with the possibility of returning excess capital to shareholders.

•       Approval of the new Articles of Association which set forth a corporate governance structure made up of a Supervisory Board and a Management Board.

•       A Shareholders’ Meeting is expected to be summoned for the end of this November to approve the merger project and new Articles of Association and appoint the Supervisory Board’s Directors.

•       The Board also approved an agreement with Crédit Agricole which includes the sale of subsidiaries Cassa di Risparmio di Parma e Piacenza and Banca Popolare FriulAdria and that of 193 Banca Intesa branches for total cash consideration of approximately 6 billion euro and a capital gain of approximately 4 billion euro and the evolution of their partnership in asset management with the possibility of purchasing activities corresponding to 65% of Nextra sold by Banca Intesa to Crédit Agricole.

Milano, 12th October 2006 – The Board of Directors of Banca Intesa, which met today under the chairmanship of Giovanni Bazoli, unanimously approved the project of the merger of Sanpaolo IMI in Banca Intesa.

In connection with the merger project, the Board also approved the agreement with Crédit Agricole, disclosed yesterday to the market, upon the sale of the subsidiaries Cassa di Risparmio di Parma e Piacenza and Banca Popolare FriulAdria, the disposal of 193 Banca Intesa’s branches and the evolution of the partnership in asset management activities.

Moreover, the Board of Directors gave the mandate to the Chairman to summon both the Extraordinary Shareholders’ Meeting and the Ordinary Shareholders’ Meeting. The former will be called to approve the merger project and a new text of the Articles of Association which includes – among other things – the adoption of a corporate governance structure made up of a Supervisory Board and a Management Board. The latter will be called on the same occasion to appoint - pursuant to the newly adopted Articles of Association - the first Supervisory Board of the absorbing company. Both Meetings are expected to be summoned for around the end of this November.

The Extraordinary Shareholders’ Meeting will also be called to resolve upon a capital increase for a maximum amount of 15,835,003.08 euro of nominal value through the issuing of 30,451,929 ordinary shares to service the stock option plans already resolved upon by the to-be-absorbed company, for the part still outstanding.

The Ordinary Shareholders’ Meeting will also be called to resolve upon the proposal of a purchase plan of own shares and their subsequent assignment, for free, to employees according to the purchase plan approved by today’s Board of Directors. This plan provides for the assignment, for free, of ordinary shares to be assigned to all the employees in service in 2006 and still in the payroll as at 1st June 2007 for a maximum countervalue of 700 euro each; the assignment will also involve the employees of Italian Subsidiaries. The value of each share will be determined as the arithmetical average of the official prices struck by the Banca Intesa ordinary share in the period from 1st June 2007 to the same day of the previous calendar month. The proposal will regard the purchase of shares up to a maximum number of 5,250,000 (equal to approximately 0.09% of the current ordinary share capital) and for maximum consideration of 21 million euro; the Shareholders’ Meetings of the aforementioned subsidiaries will authorise the purchase of Banca Intesa ordinary shares up to a maximum number of 1,900,000 (equal to approximately 0.03% of the current ordinary share capital). The plan provides that shares be purchased on the market during June 2007, pursuant to Art. 2357 of the Italian Civil Code, Art. 132 of Testo Unico della Finanza (Combined Regulations on Financial Intermediation) and Art. 144 bis of Delibera Consob No. 11971/1999 (Consob Regulation on Issuers) at a unit price no lower than the face value of the share (0.52 euro) and no higher than 5% above the reference price struck by the share in the stock exchange trading day preceding each purchase. Provisions for future charges equal to approximately 26 million euro will be posted in the “personnel expenses” caption of the consolidated statement of income for the fourth quarter 2006, in compliance with the IAS/IFRS accounting principles which require that the fair value of shares assigned to employees be recognised in personnel expenses.

In the 30 days prior to the date of the Meeting (therefore presumably by the end of the current month) documents pursuant to Art. 2501 septies of the Italian Civil Code - among which the merger project, with the reports of the Directors and the experts’ valuation of the congruity of the exchange ratio, and the proposed new text of the Articles of Association - will be made available for the shareholders and the market. In the 15 days prior to the date of the Meeting documents relating to the appointment of the Supervisory Board will be made available. In the 10 days prior to the Meeting the documento informativo (information document) relating to the merger pursuant to Art. 70 of Regolamento Emittenti (Consob Regulation on Issuers) will be made available.

The agreement with Crédit Agricole

Today, the Board of Directors approved the agreement signed yesterday by Banca Intesa and Crédit Agricole.

As detailed in the press release announcing the signing, the agreement includes the sale by Banca Intesa to Crédit Agricole of its entire holdings in Cassa di Risparmio di Parma e Piacenza (representing 100% of the capital) and in Banca Popolare FriulAdria (representing 76.05% of the capital) and of a further 193 Banca Intesa branches for total cash consideration of approximately 6 billion euro with a capital gain of approximately 4 billion euro.

The agreement also includes a feasibility study to assess the possibility of a pan-European joint-venture in the asset management business. If this project is not deemed feasible by one of the parties, a call option for Banca Intesa and a put option for Crédit Agricole are exercisable from the date of the sale of the branches (between 1st February and 31st March 2007) up to 12th October 2007 on the activities attributable to the 65% of Nextra Investment Management sold by Banca Intesa to Crédit Agricole in December 2005 at a price which is to be the same paid for last December’s transaction (815.8 million euro) less the dividends received in the meantime by Crédit Agricole plus the cost of equity for the period (calculated applying a 9% interest rate on the 815.8 million euro).

Until the exercise of the possible call/put option the existing asset management agreements will remain in force amended as regards the exclusive distribution in two respects: following the merger, Crédit Agricole shall waive its right to purchase the Gruppo Sanpaolo IMI asset management companies and it shall acknowledge that the latter’s branches do not fall within the scope of the branch network under the distribution agreement.

Moreover, the agreement also provides that existing arrangements concerning services supplied in the consumer credit business remain in force - relating to the Gruppo Intesa network before the merger - for a three-year period at the end of which a call/put option shall become exercisable for the sale to Crédit Agricole of Banca Intesa’s 49% interest in Agos.

The merger project

The new Group will be among the leaders of the banking system in Europe and able to compete in financial services at a supranational level through a strengthening process with unique features in the domestic market, also after the disposals included in the agreement with Crédit Agricole.

Even before synergies, the new Group will be among the top banking groups in the euro zone with a market capitalisation - combining those of the two banks to date - of over 72 billion euro and will be undisputed leader in Italy with approximately 12 million customers and an average market share of approximately 20% in all business areas - retail, corporate and wealth management - in line with the leading banks in the main European countries.

On the basis of the two companies’ results for 2005 and the aggregation of their market shares, less the aforementioned disposals, the new Group would rank first in Italy in many sectors:

	Banca Intesa + Sanpaolo IMI
	market share	ranking

Customer deposits	20.4%	1st
Loans to customers	20.2%	1st

Retail
Asset Management	30.9%	1st
Bancassurance	27.5%	1st
Private banking	23.4%	1st
Mortgages	19.0%	1st
Consumer Credit	15.4%	1st

Corporate
Foreign trade settlements	27.4%	1st
Factoring	25.3%	1st

Moreover, the new Group will be the Italian leader in the public and infrastructure finance sector.

The new Group’s domestic network, made up of approximately 5,500 branches, will be capillary and well distributed throughout the country, with market share above 15% in 15 regions out of 20 and below 5% in only 9 provinces out of 103. More than 60% of the branches are in the North of Italy. Hereafter is the ranking by geographic area:

	Banca Intesa + Sanpaolo IMI
	market share	ranking

North-West	21.4%	1st
North-East	14.7%	2nd
Centre	13.1%	1st
South & Islands	19.2%	1st

Italy	17.4%	1st

The new Group will also enjoy an outstanding presence in Central-Eastern Europe with a network of approximately 1,400 branches and 6 million customers (taking into account the acquisitions under way) of its banking subsidiaries operating in retail and commercial banking activities in 10 countries with total assets of approximately 25 billion euro. Moreover, the international network specialised in support of corporates will be strengthened and present in over 30 countries in particular the Mediterranean area and those areas where Italian enterprises are most active such as the United States, Russia, China and India.

On the basis of the pro-forma consolidated figures as at 30th June 2006 and taking into account the aforementioned planned disposals, the new Group will have total assets of approximately 547 billion euro, loans to customers of approximately 302 billion euro, direct customer deposits of approximately 321 billion euro and shareholders’ equity (including net income for the period) of 52 billion euro.

* * *

The exchange ratio of 3.115 Banca Intesa new ordinary shares for each Sanpaolo IMI ordinary and preferred share has been confirmed. Consequently, after the issue of maximum 5,841,113,544 Banca Intesa new ordinary shares (starting to accrue rights as of 1st January 2006), the new Group’s main shareholders should own the following stakes of ordinary share capital:

Crédit Agricole	9.1%
Compagnia di San Paolo	7.0%
Generali	4.9%
Fondazione Cariplo	4.7%
Banco Santander Central Hispano	4.2%
Fondazione CR Padova e Rovigo	3.5%
Fondazione CR Bologna	2.7%
“Gruppo Lombardo”	2.5%
Fondazione Cariparma	2.2%
Caisse Nationale des Caisses d’Epargne	0.7%

The Sanpaolo IMI ordinary shares underlying the American Depositary Receipts (ADR) will have the same exchange ratio applied to all the Sanpaolo IMI ordinary shares.

* * *

Pre-tax synergies are estimated at approximately 1,550 million in 2009 of which approximately 980 million euro from costs, representing 63% of the total and corresponding to 10.6% of the pro-forma aggregated costs for 2005 (taking into account the planned disposals included in the agreement with Crédit Agricole). Within these synergies, a total amount of 360 million euro is expected from personnel expenses mainly resulting from the streamlining in central and back-office structures. Cost synergies are expected from:

•       purchase function centralisation, external contract renegotiation and rationalisation of administrative expenses for approximately 310 million euro,

•       unification of IT systems for approximately 270 million euro,

•       unification of back-offices for approximately 160 million euro,

•       unification of central structures for approximately 140 million euro,

•       integration/merger of product companies in the same business areas for approximately 90 million,

•       unification of the international networks for approximately 10 million euro.

Further cost synergies for a total of approximately 100 million euro are expected in 2010 as a result of the “dragging effect” of the actions up to 2009.

Revenue synergies are estimated at approximately 580 million euro, representing 37% of total revenues and 3.5% of the pro-forma aggregated revenues for 2005 (taking into account the planned disposals included in the agreement with Crédit Agricole), generated by the retail business for 400 million euro and by the corporate business for 250 million euro from which approximately 70 million of lower revenues are estimated to be deducted as a result of the reallocation of business volumes on the part of corporate customers characterised by high levels of share of wallet. Revenue synergies are expected in particular from:

•       deeper entrenchment in the territory which will enable increased cross-selling and the share of wallet levels,

•       higher competitiveness in pricing,

•       alignment of the new Group to internal best practices.

Total pre-tax one off integration costs are estimated at approximately 1,550 million euro in the 2007-2009 period, and derive from:

•       redundancy costs and retraining for approximately 1,070 million euro,

•       IT systems for 300 million euro,

•       advertising and communication for approximately 80 million euro,

•       re-branding and other actions for 100 million euro.

Main targets of the new Group following synergies (excluding integration costs and taking into account the planned disposals to Crédit Agricole) are the following, to be confirmed in the light of the New Group’s Business Plan which will be drawn up – once the merger has been completed and the main managerial roles assigned – by the first half of 2007:

•       net income for 2009 approximately 7 billion euro,

•       compound annual growth rate for net income 2005-2009 equal to 14.9%, adjusted for the non-recurring items registered in 2005,

•       improvement in EPS for 2009 at approximately 16% following synergies,

•       operating margin for 2009 at approximately 13.4 billion euro, with a compound annual growth rate 2005-2009 equal to 16.9%,

•       pay-out equal to at least 60% of net income, with the possibility of returning excess capital to shareholders — also in the light of strong expected value creation – notwithstanding a high level of capitalisation and a massive investment in innovation and human capital,

Corporate Governance

The merger project sets forth that the bank resulting from the merger adopts the so-called dual corporate governance structure made up of a Supervisory Board and a Management Board. The new text of the Articles of Associations, which will be submitted at the Extraordinary Shareholders’ Meeting called to approve the merger project, shall in particular propose the following:

•       the Supervisory Board is composed of between 15 and 21 Directors appointed at the Meeting by the list vote mechanism with a three-financial-year mandate that expires at the date of the following Meeting. Shareholders representing at least 1% of the ordinary share capital may submit a list of candidates. The Articles of Association reserves to the Supervisory Board, in addition to matters reserved by the law, the approval of: strategic and programmatic guidelines, business and financial plans, the parent company’s and the group’s budgets prepared by the Management Board and strategic and major economic-financial operations;

•       the Management Board is composed of between 7 and 11 Directors appointed by the Supervisory Board which determines its number at the time of their appointment. Directors’ mandates, according to the Supervisory Board’s resolutions, shall be for a maximum of three financial years and expire at the date of the Supervisory Board’s Meeting called to approve the last financial statements of their appointment. The Management Board has the responsibility of managing the company according to the strategic guidelines approved by the Supervisory Board and the power to make all the ordinary and extraordinary transactions necessary to corporate purpose and activities, save for some strategic transactions for which the Supervisory Board’s authorisation is required;

•       the Management Board shall appoint a Managing Director from amongst its members, who is Chief Executive Officer and supervises management, within the powers he has been attributed and according to the general guidelines resolved upon by the Boards;

•       the Supervisory Board sets up:

•        a Nomination Committee with the functions of selecting and proposing appointments of Management Board Directors,

•        a Remuneration Committee with the function of proposing and consulting on compensation, pursuant to the law and the Articles of Association,

•        an Internal Control Committee with the functions of proposing, consulting and enquiring on matters attributed to the Supervisory Board as regards internal controls.

The Directors of the Supervisory Board will be appointed for the first time at the Ordinary Shareholders’ Meeting of the absorbing company Banca Intesa upon application of a specific transitory rule of the new Articles of Association which provides that 19 Directors be appointed to the Supervisory Board and remain in office for three financial years by the list vote mechanism set forth in the Articles of Associations in force for the appointment of the Statutory

Board. Appointment to the Supervisory Board follows this procedure: 18 candidates are the top from the list which has obtained the highest number of votes and the remaining one to be the candidate who ranked first in the list showing the second highest number of votes. Should only one list of candidates be submitted, Directors to the Supervisory Board will all be chosen from that list. The appointment of the aforementioned 19 Supervisory Board Directors will become effective as from the merger enters into effect.

After the merger becomes effective an Ordinary Shareholders’ Meeting will be summoned to appoint another 2 Supervisory Board Directors with a three-financial-year mandate (except from the part of the year elapsed between the date of the merger coming into effect and their appointments becoming effective) that is to expire on the same date as that of the aforementioned 19 Directors. The appointment of the two further Supervisory Board Directors will take place under the list vote procedure set forth in the Articles of Association which will be in force by then but with a shareholding required to submit a list equal to at least 1% and not exceeding 3% of the share capital, with the aim of ensuring representation of former Sanpaolo IMI’s minority shareholders.

The organisational model

In particular, the organisational model will hinge on a Parent Company operating directly or through subsidiaries with clearly defined management responsibilities for the new integrated Group and for at least four Business Units/Divisions focused on exclusive relationships with the various customer segments:

•       “Banca dei Territori”, responsible for retail customers (households, affluent and small businesses), private customers and SMEs;

•       Corporate & Investment Banking, responsible for corporate customers and financial institutions;

•       Public and Infrastructure Finance, responsible for State, Central Public Administration, Local Authorities, Public Utilities Companies, Suppliers to Health and General Contractors;

•       International subsidiary Banks.

The listing of Eurizon - currently wholly owned by Gruppo Sanpaolo IMI and operating in asset management, life insurance, P&C and financial promotion – will be carried out within 2007 keeping the current scope and, if possible and suitable, the programme already defined, save for further enhancement of scope due to the reorganisation following the merger between Sanpaolo IMI and Banca Intesa. Any changes in the framework as regards listing and scope of action of Eurizon must be approved by the Management Board with a two-thirds majority.

The adoption of the “Banca Nazionale dei Territori” model is confirmed, with the attribution of each specific territory to each brand. In particular, the networks of the Parent Companies, Sanpaolo IMI and Banca Intesa, are expected to be integrated under a single brand and with geographical areas of action not overlapping with their local banks. Commercial coordination will be entrusted to group marketing structures specialised for customer segment.

An essential and undeletable condition for the uniform extension of the new organisational model regards the adoption of a single IT system for all the units of the new Group, independent of whatever organisational system solution or particular system is preferred, and will, therefore, be applicable only following the full integration of the IT systems and procedures.

Therefore, a transitional phase is expected preceding the carrying out of the aforementioned integration, in which the regular and coordinated functioning of operational activities at both central and peripheral levels and the parallel start-up of integration workshops will be ensured based on the following:

•       a sole CEO once the merger becomes effective;

•       immediate responsibilisation of all the New Group’s structures regarding global value creation objectives;

•       immediate monitoring of the controls system and the most critical central structures;

•       management of the new Group through two Super Business Units (Banca Intesa and Sanpaolo IMI) effective immediately following the merger, while maintaining unchanged the present peripheral organisational structures and relative central operational support structures;

•       maximum attention to the level of customer service even during the transitional phase and to commercial activity;

•       total integration of networks into the territory only following the completion of the migration to a single IT system;

•       minimisation of the merger impact on the functioning of the current procedures at the various distribution networks;

•       continuance of product and service innovation and of completion of projects under way.

The entire reorganisation and migration process to a new IT system are expected to be completed in 24 months according the following main phases:

•        creation of one integration-project unit - reporting directly to the CEO - responsible for guidance and control of the entire process and definition of commercial co-ordination procedures between the two Super Business Units in the phase immediately following the merger;

•        choice of the target system, integration of central structures and coordination of the Group’s networks;

•        full roll-out of the “Banca Nazionale dei Territori” model with IT system migration to all the territories, unification of the networks of the Parent Companies, Banca Intesa and Sanpaolo IMI, and definition of respective operating markets for the single local brands.

* * *

The integration of the two Groups will produce significant benefits for customers. They will have access to the best products currently available within the two Groups, and to new ones at ever increasing competitive conditions and enjoy high quality services, thanks to the new Group’s increased capability of investing in technology, promoting innovation and attracting and keeping talented and skilled personnel at the highest levels.

The new Group will also be an important driver for the growth of our economic system, ensuring support to new investment in public works and to domestic firms’ business, both in Italy and abroad.

The creation of sound bases at home, together with the significant value generated by the merger operation, represents an opportunity for growth which, once the integration process has been completed, will put the new Group in the position of considering projects and initiatives for international expansion, that would otherwise have been impossible for the two banks on a stand-alone basis.

* * *

Banca Intesa is being advised by Banca Leonardo and Merrill Lynch for the technical and financial aspects and by Studio Pedersoli e Associati for legal matters.

Investor Relations	Media Relations
+39.02.87943180	+39.02.87963531
investorelations@bancaintesa.it	stampa@bancaintesa.it
www.bancaintesa.it

IMPORTANT INFORMATION

In connection with the proposed business combination between Sanpaolo IMI S.p.A. and Banca Intesa S.p.A., the required information document will be sent to Commissione Nazionale per le Società e la Borsa (“CONSOB”) and, to the extent that the shares issued in connection with the proposed business combination will be required to be registered in the United States, a registration statement on Form F-4, which will include a prospectus, may be filed with the United States Securities and Exchange Commission (“SEC”).  If an exemption from the registration requirements of the U.S. Securities Act of 1933 (the “Securities Act”) is available, the shares issued in connection with the proposed business combination will be made available within the United States pursuant to such exemption and not pursuant to an effective registration statement on Form F-4.  Investors are strongly advised to read the documents that will be sent to CONSOB, the registration statement and prospectus, if and when available, and any other relevant documents sent to CONSOB and/or the SEC, as well as any amendments or supplements to those documents, because they will contain important information.  If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities, nor shall there be any purchase, sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.  The distribution of this communication may, in some countries, be restricted by law or regulation.  Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.  To the fullest extent permitted by applicable law, the companies involved in the proposed business combination disclaim any responsibility or liability for the violation of such restrictions by any person.

The shares to be issued in connection with the proposed business combination may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. and their combined businesses after completion of the proposed business combination.  Forward-looking statements are statements that are not historical facts.  These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions.  Although the managements of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.  These risks and uncertainties include those discussed or identified in the public documents sent by Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. to CONSOB and under “Risk Factors” in the annual report on Form 20-F for the year ended December 31, 2005 filed by Sanpaolo IMI S.p.A. with the SEC on June 29, 2006.  Except as required by applicable law, neither Sanpaolo IMI S.p.A. nor Banca Intesa S.p.A. undertakes any obligation to update any forward-looking information or statements.

Pro-forma consolidated statement of income as at 30th June 2006 (*)

		(in millions of euro)
Assets	Intesa Group	Consolidated figures
		New Group (Pro-Forma)
Financial assets held for trading	51,160	69,537
Other financial assets (1)	7,307	61,072
Due from banks	29,338	66,213
Loans to customers	176,023	301,849
Property, equipment and intangible assets	4,211	7,633
Tax assets	2,817	5,128
Other assets	9,341	18,767
Difference arising from the merger (provisional)	—	16,332
Total Assets	280,197	546,531

Liabilities and Shareholders’ Equity	Intesa Group	Consolidated figures
		New Group (Pro-Forma)
Due to banks	36,598	72,682
Direct customer deposits (2)	193,761	320,697
Financial liabilities held for trading	16,750	23,545
Financial liabilities designated at fair value	—	25,386
Tax liabilities	1,658	2,650
Allowances for specific purpose (3)	2,856	4,974
Technical reserves	—	22,000
Other liabilities	10,997	22,704
Share capital	3,613	6,650
Reserves (4)	11,520	37,883
Valuation reserves	968	954
Effect of disposal transaction	—	3,981
Net income	1,476	2,425
Total Liabilities and Shareholders’ Equity	280,197	546,531

(1) Sum of the captions 30, 40 and 50

(2) Sum of the captions 20 and 30

(3) Sum of the captions 110 and 120

(4) Sum of the captions 170, 180, 200 and 210

(*) Also taking into account the planned disposals to Crédit Agricole.

Pro-forma consolidated statement of income as at 30th June 2006 (*)

		(in millions of euro)
	Intesa Group	Consolidated figures
		New Group (Pro-Forma)
Interest margin	2,640	4,659
Net fee and commission income	1,845	3,197
Net interest and other banking income	5,108	8,803
Net income from banking activities	4,825	8,355
Net income from banking and insurance activities	4,825	8,193
Operating expenses	-2,713	-4,697
Income before tax from continuing operations	2,241	3,680
Income after tax from continuing operations	1,491	2,423
Net income	1,534	2,510
Parent Company’s net income	1,476	2,425

(*) Also taking into account the planned disposals to Crédit Agricole.